UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On February 13, 2026, Darkiris Inc. (the “Company”) held the Company’s annual general meeting of shareholders (the “Annual Meeting”) at 10:00 a.m. local time at 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong. Seven items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1.

RESOLVED as an ordinary resolution that Hong Zhifang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
114,155,217.64	65,526	92

Proposal 2:

RESOLVED as an ordinary resolution that Hong Yuanfang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
114,155,217.64	65,526	92

Proposal 3:

RESOLVED as an ordinary resolution that Ng Chee Jiong be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
114,157,573.64	63,126	136

Proposal 4:

RESOLVED as an ordinary resolution, that Law Chee Hui be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
114,155,217.64	65,526	92

Proposal 5:

RESOLVED as an ordinary resolution that Li Feng Lin be re-appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
114,157,073.64	63,670	92

Proposal 6:

RESOLVED as an ordinary resolution that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending September 30, 2025 be ratified, confirmed and adopted.

For	Against	Abstain
114,170,123.64	49,695	1,017

Proposal 7:

RESOLVED as an ordinary resolution that

A.	(i) a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than two hundred and fifty to one (250:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion at any one time or multiple times during a period of up to three (3) years after the conclusion of the Annual Meeting, in each case, at such consolidation ratio and effective time as the Board of Directors may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

(ii) no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

B.	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board of Directors, in its sole discretion.

For	Against	Abstain
113,959,665.13	261,153.52	17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang n
	Title:	Chief Executive Officer